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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(h) of the Investment Company Act of 1940

☐	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

1.	Name and Address of Reporting Person*	2.	Issuer Name and Ticker or Trading Symbol				3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
	Cricks, Charles T. (Last) (First) (Middle)		F.N.B. Corporation (FBAN)					###-##-####

	1479 North Hermitage Road (Street)	4.	Statement for Month/Day/Year				5.	If Amendment, Date of Original (Month/Day/Year)
			04/02/2003

		6.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)				7.	Individual or Joint/Group Filing (Check Applicable Line)
	Hermitage, PA 16148 (City) (State) (Zip)		☒	Director	☐	10% Owner		☒ Form Filed by One Reporting Person
			☐	Officer (give title below)				☐ Form Filed by More than One Reporting Person
			☐	Other (specify below)

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.

*	If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/Day/Year)	2A.	Deemed Execution Date, if any (Month/Day/Year)	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Sec- urities Beneficially Owned Following Reported Trans- action(s) (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)

							Code	V		Amount	(A) or (D)	Price

	COMMON													31386.6527 (1)		I		NOMINEE NAME

	COMMON													2535.2702 (2)		I		BY WIFE

	COMMON													6196.000		I		NOMINEE NAME

	COMMON													7610.000		I		CO-TRUSTEE & BENEFICIARY

	COMMON													2722.579 (3)		I		BY TRUST (DEFERRED PLAN)

	COMMON		04/02/2003				A			117.762	A	28.0225		12208.621 (4)		D

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3A.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

									Code	V		(A)	(D)

	STOCK OPTIONS (GRANTED 01/24/1999)		21.03		(5)

	STOCK OPTIONS (GRANTED 04/29/1999)		19.80		(5)

	STOCK OPTIONS (GRANTED 01/23/2000)		20.22		(5)

	STOCK OPTIONS (GRANTED 01/22/2001)		20.66		(5)

	STOCK OPTIONS (GRANTED 01/20/2002)		25.62		(5)

	STOCK OPTIONS (GRANTED 01/20/2003)		27.22		(5)

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned — Continued (e.g., puts, calls, warrants, options, convertible securities)

6.	Date Exercisable and Expiration Date (Month/Day/Year)		7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Date Exercisable	Expiration Date		Title	Amount or Number of Shares

	01/25/2000	01/24/2009		COMMON STOCK	1879				1879		D

	04/30/2000	04/29/2009		COMMON STOCK	408				408		D

	01/24/2001	01/23/2010		COMMON STOCK	1810				1810		D

	01/23/2002	01/22/2011		COMMON STOCK	1873				1873		D

	01/21/2003	01/20/2012		COMMON STOCK	1698				1698		D

	01/21/2004	01/20/2013		COMMON STOCK	2441				2441		D

Explanation of Responses:

(1) Includes 245.7318 shares acquired under the F.N.B. Corporation Dividend Reinvestment Plan.

(2) Includes 19.8491 shares acquired under the F.N.B. Corporation Dividend Reinvestment Plan.

(3) Shares held in trust and deferred under the F.N.B. Corporation Directors' Compensation Plan. Includes 21.316 shares deferred under the F.N.B. Corporation Dividend Reinvestment Plan.

(4) Shares acquired under the F.N.B. Corporation Directors' Compensation Plan. Includes 94.661 shares acquired under the F.N.B. Corporation Dividend Reinvestment Plan.

(5) No activity since date of fast report included solely to indicate current beneficial ownership.

/s/ Charles T. Cricks	04/03/2003
**Signature of Reporting Person	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.